SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                            THE PENN TRAFFIC COMPANY
--------------------------------------------------------------------------------
                               (Name of applicant)

               1200 STATE FAIR BOULEVARD, SYRACUSE, NEW YORK 13221
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                          AMOUNT
          --------------                                          ------
    11% Senior Notes due 2009                                  $100,000,000

Approximate date of issuance:           June 1, 1999

Name and address of agent for service:  Francis D. Price, Esq.
                                        The Penn Traffic Company.
                                        1200 State Fair Boulevard
                                        Syracuse, New York 13221
                                        (315) 453-7284

                                        With a copy to:

                                        Douglas A. Cifu, Esq.
                                        Paul, Weiss, Rifkind, Wharton & Garrison
                                        1285 Avenue of the Americas
                                        New York, New York 10019-6064
                                        (212) 373-3000

         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

1.  GENERAL INFORMATION.  Furnish the following as to the applicant:

    (a)  Form or organization.
         A corporation.
    (b) State or other sovereign power under the laws of which organized. Delaware.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         The Penn Traffic Company, a Delaware corporation (the "Company"), proposes to issue, as part of the Joint Plan of Reorganization of the Company and certain of its subsidiaries, dated March 1, 1999 (the "Plan of Reorganization"), its 11% Senior Notes due _________ __, 2009 (the "Senior Notes"). Pursuant to the Plan of Reorganization, the Company's (i) 11-1/2% Senior Notes due 2001, (ii) 10-1/4% Senior Notes due 2002, (iii) 8-5/8% Senior Notes due 2003, (iv) 10-3/8 Senior Notes due 2004, (v) 10.65% Senior Notes due 2004, and (vi) 11-1/2% Senior Notes due 2006 (collectively "Old Senior Notes") and 9-5/8% Senior Subordinated Debentures due 2005 ("Old Subordinated Notes"), will be exchanged in their entirety for the Senior Notes, common stock of the Company and warrants to purchase the Company's common stock in the amounts specified in the Plan of Reorganization. On April 5, 1999 the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") approved the Company's Disclosure Statement accompanying the Plan of Reorganization (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims (including holders of Old Senior Notes and Old Subordinated Notes) or stock interests in the Company for acceptance or rejection of the Plan of Reorganization (Case No. 99-462 (PJW)). A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Senior Notes are to be issued under an indenture (the "Senior Note Indenture") between the Company and IBJ Whitehall Bank and Trust Company, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of March 1, 1999.

                  1. Owners of Company                                    %
                     -----------------                                    -

                     a. Officers and Directors as a group...............26.9
                     b. Riverside Acquisition Company 1/.................8.6
                     c. Gary D. Hirsch..................................19.4

                  2. Subsidiaries of Company..................All 100% owned
                     -----------------------

                     a. Dairy Dell
                     b. Sunrise Properties, Inc.
                     c. Pennway Express, Inc.
                     d. Abbott Realty Corporation
                     e. Big M Supermarkets, Inc.
                     f. Bradford Super Market, Inc.
                     g. Commander Foods, Inc.
                     h. P&C Food Markets, Inc. of Vermont
                     i. Penny Curtiss Baking Company, Inc.
                     j. Big Bear Distribution Company
                     k. St. Mary's Foods, Inc.
                     l. Seneca Falls Foods, Inc.
                     m. Chili Paul Foods, Inc.
                     n. 12th & Powell Foods, Inc.
                     o. Corry Foods, Inc.
                     p. Dunkirk Foods, Inc.
--------
1/ RAC Partners is the sole general partner of Riverside Acquisition Company and MTH Holdings owns 100% of the stock of RAC Partners.

                     q. Jamestown Foods, Inc.
                     r. Fredonia Foods, Inc.
                     s. Lakewood Foods, Inc.
                     t. East 6th Street Foods, Inc.
                     u. Grandview Foods, Inc.
                     v. 26th & Legion Foods, Inc.
                     w. Eastway Foods, Inc.

         The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, upon the effectiveness of the Plan of Reorganization (the "Effective Date").

                  1. Owners of Company                                    %
                     -----------------                                    -

                     a. Quota Fund NV....................................5.6
                     b. Quantum Partners LDC............................37.2
                     c. Officers and Directors as a group2/..............5.5

                  2. Subsidiaries of Company..................All 100% owned
                     -----------------------

                     a. Dairy Dell
                     b. Sunrise Properties, Inc.
                     c. Pennway Express, Inc.
                     d. Abbott Realty Corporation
                     e. Big M Supermarkets, Inc.
                     f. Bradford Super Market, Inc.
                     g. Commander Foods, Inc.
                     h. P&C Food Markets, Inc. of Vermont
                     i. Penny Curtiss Baking Company, Inc.
                     j. Big Bear Distribution Company
                     k. St. Mary's Foods, Inc.
                     l. Seneca Falls Foods, Inc.
                     m. Chili Paul Foods, Inc.
                     n. 12th & Powell Foods, Inc.
                     o. Corry Foods, Inc.
                     p. Dunkirk Foods, Inc.
                     q. Jamestown Foods, Inc.
                     r. Fredonia Foods, Inc.
                     s. Lakewood Foods, Inc.
                     t. East 6th Street Foods, Inc.
                     u. Grandview Foods, Inc.
                     v. 26th & Legion Foods, Inc.
                     w. Eastway Foods, Inc.

--------
2/ Includes options to acquire shares of common stock that will be exercisable within 60 days of the Effective Date.

                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         Except as otherwise noted below, the address for each director and executive officer listed below is 1200 State Fair Boulevard, Syracuse, New York 13221.

NAME                             OFFICE

Gary D. Hirsch                   Chairman and Director 1/

Joseph V. Fisher                 Director, President and Chief Executive Officer

Martin A. Fox                    Director, Vice Chairman - Finance 2/

Susan E. Engel                   Director 3/

James A. Lash                    Director 4/

Richard D. Segal                 Director 5/

Harold S. Poster                 Director 6/

Claude J. Incaudo                Director

Eugene A. DePalma                Director 7/


Nick Campbell                    Senior Vice President - Marketing

Robert J. Davis                  Senior Vice President, Chief Financial Officer
                                 and Assistant Secretary

Francis D. Price, Jr.            Vice President, General Counsel and Secretary

Randy P. Martin                  Vice President - Finance and Chief Accounting
                                 Officer

Charles G. Bostwick              Vice President - Chief Information Officer

Robert Chapman                   Vice President - Wholesale/Franchise

Judith Crowley                   Vice President - Service Deli

Steve Erdley                     Vice President - Meat

-------------------------

1/  411 Theodore Fremd Ave., Rye, New York 10580

2/  411 Theodore Fremd Ave., Rye, New York 10580

3/ Department 56, Inc., One Village Place, 6436 City, West Parkway, Eden Prairie, Minnesota 55344

4/  411 Theodore Fremd Ave., Rye, New York 10580

5/  The Encore Company, 707 Westchester Avenue, White Plains, New York 10604

6/  One William Street, New York, New York 10004

7/  P.O. Box 1939, Burnsville, Minnesota 55337

Linda Jones                      Vice President - Sales

Brian Kaler                      Vice President - Operations Support

Frederic Kopp                    Vice President - Advertising

Stephen Lail                     Vice President - Service Bakery

Russell Long                     Vice President & General Manager of
                                 Pennsylvania

David Norcross                   Vice President - Real Estate

Bernadette Randall-Barber        Vice President - Human Resources

Michael Smith                    Vice President - Produce

Phil Williams                    Vice President - Construction & Engineering

Gregory Young                    Vice President - Grocery Merchandising

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                As of March 31, 1999 (Insert date within 31 days)

------------------------------------------------------------------------------------------------------------------------------
       NAME AND COMPLETE                TITLE OF CLASS                   AMOUNT OWNED                   PERCENTAGE OF
        MAILING ADDRESS                     OWNED                                                     VOTING SECURITIES
                                                                                                            OWNED
------------------------------------------------------------------------------------------------------------------------------
Gary D. Hirsch                              Common                         2,102,868                        19.4%
411 Theodore Fremd Ave.
Rye, New York 10580

         Upon the effectiveness of the Plan of Reorganization, the Company will have the following principal owners:

Quantum Partners LDC                        Common                         7,479,787                        37.2%
888 Seventh Avenue
33rd Floor
New York, New York  10106

Quota Fund NV                               Common                         1,125,989                         5.6%
888 Seventh Avenue
33rd Floor
New York, New York  10106

                                  UNDERWRITERS

         6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

           (a)  None.
           (b)  None.

                               CAPITAL SECURITIES

         7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

                                   As of March 31, 1999 (Insert date within 31 days)

-----------------------------------------------------------------------------------------------------------------------
                TITLE OF CLASS                          AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.25 per share                 30,000,000 shares                   10,984,600 shares
Preferred Stock, par value $1.00 per share              10,000,000 shares                          None
Old Senior Notes                                          $750,000,000                         $732,240,000
Old Subordinated Debentures                               $400,000,000                         $400,000,000

                                As of the Effective Date of the Plan of Reorganization

-----------------------------------------------------------------------------------------------------------------------
                TITLE OF CLASS                          AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                  30,000,000 shares                   21,106,955 shares
Preferred Stock, par value $.01 per share                1,000,000 shares                          None
Senior Notes due 2009                                     $100,000,000                         $100,000,000

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's existing Common Stock and new Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote.

         Holders of the Old Senior Notes, Old Subordinated Debentures and the Senior Notes do not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.8/

         (A) Events of Default and Notice of Default.

         The following are Events of Default under the Indenture:

                  (1) the Company defaults in the payment of interest on any Security of that series when the same becomes due and payable and the Default continues for a period of 30 days after such interest becomes due and payable;

                  (2) the Company defaults in the payment of the principal of or any premium on any Security of that series when the same becomes due and payable at maturity, upon redemption, or upon repurchase pursuant to Section 5.01 of the Indenture or otherwise;

                  (3) the Company fails to comply with any of its other agreements or covenants in or provisions of this Indenture (other than an agreement or covenant a default in whose performance is elsewhere in this Section of the Indenture specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and the Default continues for 30 days after the Company has been given notice of the Default by the Trustee or the holders of 25% in principal amount of the Outstanding Securities of that series;

                  (4) a default on other Indebtedness of the Company or any Subsidiary (including a default on Securities other than Securities of such series), which Indebtedness has an outstanding principal amount of

---------------
8/ All capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Senior Note Indenture.

    more than $ 1,000,000 individually or in the aggregate if such Indebtedness has attained final maturity or if the holders of such Indebtedness have accelerated payment thereof under the terms of the instrument under which such Indebtedness is or may be outstanding and, in each case, it remains unpaid;

                  (5) one or more judgments or decrees entered against the Company or any Subsidiary involving a liability (not paid by insurance) of $1,000,000 or more in the case of any one such judgment or decree or $1,000,000 or more in the aggregate for all such judgments and decrees for the Company and all its Subsidiaries and all such judgments or decrees have not been vacated, discharged or stayed or bonded pending appeal within 60 days from the entry thereof;

                  (6) the Company or any Subsidiary pursuant to or within the meaning of Title 11 of the United States Code or any similar Federal or state law for the relief of debtors (collectively, "Bankruptcy Law"):

                           (i) commences a voluntary case in bankruptcy or any
                  other action or proceeding for any other relief under any law affecting creditors' rights that is similar to a Bankruptcy Law;

                           (ii) consents by answer or otherwise to the
                  commencement against it of an involuntary case;

                           (iii) seeks or consents to the appointment of a
                  receiver, trustee, assignee, liquidator, custodian or similar official (collectively, a "Custodian") of it or for all or substantially all of its Property;

                           (iv) makes a general assignment for the benefit of
                  its creditors; or

                           (v) generally is unable to pay its debts as the same
                  become due; or

                  (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (i) is for relief against the Company or any
                  Subsidiary in an involuntary case proceeding;

                           (ii) appoints a Custodian of the Company or any
                  Subsidiary or for all or substantially all of its Property; or

                           (iii) orders the liquidation of the Company or any
                  Subsidiary,

and in each case the order or decree remains unstayed and in effect for 60 days, or any dismissal, stay, rescission or termination ceases to remain in effect; or

                  (8) any other Event of Default provided with respect to Securities of that series.

         (B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

         At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions or supplemental indentures as permitted by Sections 2.01 and 3.01 of the Indenture, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 7.01 of the Indenture) shall be fully protected in relying upon, an Opinion of Counsel stating,

                  (1) if the form of such Securities has been established by or pursuant to Board Resolution or supplemental indenture, as the case may be, as permitted by Section 2. 01 of the Indenture, that such form has been established in conformity with the provisions of this Indenture;

                  (2) if the terms of such Securities have been established by or pursuant to Board Resolution or supplemental indenture, as the case may be, as permitted by Section 3.01 of the Indenture, that such terms have been established in conformity with the provisions of this Indenture; and

                  (3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee. The Trustee shall also be entitled to receive an Officers' Certificate stating that immediately after the authentication and delivery of such Securities, (a) the aggregate principal amount of Securities Outstanding will not exceed the maximum aggregate principal amount permitted to be Outstanding pursuant to authorization by the Board of Directors and (b) the Company will not be in Default and no Event of Default will have occurred. In addition, if the form and/or terms of such Securities have been established pursuant to a supplemental indenture, the Trustee shall be entitled to receive the Opinion of Counsel referred to in Section 9.06 of the Indenture hereof.

         Notwithstanding the provisions of Section 3.01 of the Indenture and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 3. 01 of the Indenture or the Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

         Each Security shall be dated the date of its authentication.

         A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

         Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 3.10 of the Indenture, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

         The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.

         (C) Release of Property Subject to the Lien of the Indenture.

         The Company's obligations under the securities issued under the Senior
Note Indenture are not secured by any liens or security interests on any assets of the Company. Accordingly, the Senior Note Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

         (D) Satisfaction and Discharge of Indenture.

         The Company may terminate its obligations under this Indenture at any time by delivering all outstanding Securities of every series to the Trustee for each such series for cancellation. The Company, at its option, may elect with respect to any series of Securities issued hereunder, upon compliance with the conditions set forth in this Article 8, (i) to be Discharged (as defined herein) from any and all obligations with respect to such series of Securities (except for certain obligations of the Company to register the transfer or exchange of the Securities, replace stolen, lost or mutilated Securities, maintain paying agencies, hold moneys for payment in trust and compensate and indemnify the Trustee as provided in Section 7.07 of the Indenture) or (ii) to be released from its obligation to comply with the restrictive covenants in Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15 and 5.01 of the
Indenture, in each case if the Company deposits with the Trustee for such series of Securities, in trust, money or U.S. Government Obligations which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and interest on the Securities of such series on the dates such payments are due in accordance with the terms of the Securities of such series. To exercise any such option, the Company shall deliver to the Trustee for such series of Securities (a) an Opinion of Counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of such series to recognize income, gain or loss for federal income tax purposes and, in the case of a Discharge pursuant to clause (i) above, accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service and (b) an Officers' Certificate and an Opinion of Counsel to the effect that the Company has complied with all conditions precedent to the defeasance.

         "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Securities of such series and to have satisfied all the obligations under this Indenture relating to the Securities of such series (and the Trustee for such series of Securities, at the request and the expense of the Company, shall execute proper instruments acknowledging the same), except (A) the rights of the Holders of Securities of such series to receive, from the trust fund described above, payment of the principal of and the interest on the Securities of such series when such payments are due, (B) the Company's obligations with respect to the Securities under Sections 3.04, 3.05, 3.06, 3.07, 3.08, 4.17, 7.07, 7.08 and
8.04 of the Indenture and (C) the rights, powers, trusts, duties and immunities of the Trustee with respect to such series of Securities hereunder.

         "U.S. Government Obligations" means direct obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

         The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01 of the Indenture with respect to any series of Securities. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Securities of such series.

         The Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money or securities held by them at any time.

         The Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years after the date upon which such payment shall have come due; provided, however, that the Trustee or such Paying Agent, shall, upon the written request and at the expense of the Company, cause to be published once in a newspaper of general circulation in The City of New York or mailed to each such Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Company. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another Person.

         If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations deposited with respect to the Securities of any series in accordance with Sections 8.01 and 8.02 of the Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities of such series shall be revived and reinstated as though no deposit had occurred pursuant to
Section 8.01 of the Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with
Section 8.01 of the Indenture; provided, however, that if the Company has made any payment of interest on or principal of any such Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

         (E) Evidence as to Compliance with Conditions and Covenants.

         The Company shall deliver to the Trustee for each series of Securities issued hereunder, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate, complying with Section 314(a)(4) of the TIA, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and such series of Securities, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and such series of Securities and is not in default in the performance or observance of any of the terms, provisions and conditions hereof or thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Defaults of which he may have knowledge, the status of such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto).

         The Company will, so long as any of the Securities of any series are outstanding, deliver to the Trustee for each series of Securities issued hereunder, forthwith upon becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture or such series of Securities, an Officers' Certificate specifying such Default or Event of Default the status of such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         None

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         (a) Pages numbered 1 to 11, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A. Certificate of Incorporation of the Company. The Certificate of
             Incorporation will be amended and restated in connection with the Plan of Reorganization. The form of Amended and Restated Certificate of Incorporation of the Company is attached as well.

Exhibit T3B. By-Laws of the Company. The By-Laws will be amended and restated in connection with the Plan of Reorganization. The form of Restated By-Laws of the Company is attached as well.

Exhibit T3C. Form of the Senior Note Indenture between the Company and IBJ
             Whitehall Bank & Trust Company.

Exhibit T3D. Not applicable.

Exhibit T3E. A copy of the Amended Disclosure Statement regarding the Amended
             Joint Plan of Reorganization, with certain exhibits thereto.

Exhibit T3F. A cross reference sheet showing the location in the Senior Note
             Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit T3C.

Exhibit 99.1 Statement of Eligibility on Form T-1.

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

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, The Penn Traffic Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Syracuse, and State of New York, on the 20th day of April, 1999.


                            THE PENN TRAFFIC COMPANY


Attest: /s/ Francis D. Price, Jr.               By: /s/ Joseph V. Fisher
        -------------------------                   --------------------
        Francis D. Price, Jr.                       Joseph V. Fisher
        Vice President, General                     President and Chief Officer
        Counsel & Secretary

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